RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2006-HSA5
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

DISTRIBUTION SUMMARY

CLASS	CUSIP	ORIGINAL FACE VALUE	PRINCIPAL BALANCE BEFORE DISTRIBUTION	CURRENT PASS-THROUGH RATE	PRINCIPAL DISTRIBUTION	INTEREST DISTRIBUTION	TOTAL DISTRIBUTION	*DEFERRED INTEREST	PRINCIPAL LOSS	ADDITIONAL BALANCE	REMAINING PRINCIPAL BALANCE
A	437099AA2	295,648,000.00	295,648,000.00	5.47000 %	9,136,215.72	1,212,895.92	10,349,111.64	0.00	0.00	0.00	286,511,784.28
A-VFN		0.00	0.00	0.00000 %	0.00	0.00	0.00	0.00	0.00	0.00	0.00
SB		0.00	0.00	0.00000 %	0.00	0.00	0.00	0.00	0.00	0.00	0.00
		295,648,000.00	295,648,000.00		9,136,215.72	1,212,895.92	10,349,111.64	0.00	0.00	0.00	286,511,784.28

DISTRIBUTION FACTOR SUMMARY
AMOUNTS PER $1,000 UNIT

* DEFERRED INTEREST - INCLUDES NON-CASH ALLOCATIONS

CLASS	PRINCIPAL BALANCE BEFORE DISTRIBUTION	PRINCIPAL DISTRIBUTION	INTEREST DISTRIBUTION	ADDITIONAL BALANCE	TOTAL DISTRIBUTION	DEFERRED INTEREST	PRINCIPAL BALANCE AFTER DISTRIBUTION
A	1,000.000000	28.137999	4.102500	0.000000	32.240499	0.000000	969.097658

DETERMINATION DATE	20-October-2006
PAYMENT DATE	25-October-2006

INTEREST DISTRIBUTION SUMMARY

CLASS	RECORD DATE	ACCRUAL DATES	INTEREST ACCRUAL METHODOLOGY	ACCRUED CERTIFICATE INTEREST	PREPAYMENT INTEREST SHORTFALL ALLOCATED	SERVICEMEMBERS CIVIL RELIEF ACT SHORTFALL ALLOCATED	PRIOR PERIOD SHORTFALLS REPAID	CERTIFICATE INTEREST DISTRIBUTION AMOUNT
A	10/24/2006	09/28/2006-10/24/2006	Actual/360	1,212,895.92	0.00	0.00	0.00	1,212,895.92
A-VFN	09/29/2006	09/01/2006-09/30/2006	30/360	0.00	0.00	0.00	0.00	0.00
SB	09/29/2006	09/01/2006-09/30/2006	30/360	0.00	0.00	0.00	0.00	0.00
DEAL TOTALS				1,212,895.92	0.00	0.00	0.00	1,212,895.92

	PREPAYMENT INTEREST SHORTFALL AMOUNTS					BASIS RISK/NET WAC SHORTFALL AMOUNTS				
CLASS	CURRENT PERIOD	PRIOR PERIOD UNPAID	PRIOR UNPAID ACCRUED INTEREST	TOTAL PAID	REMAINING UNPAID	CURRENT PERIOD	PRIOR PERIOD UNPAID	PRIOR UNPAID ACCRUED INTEREST	TOTAL PAID	REMAINING UNPAID
A	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
DEAL TOTALS	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

INDEX VALUE USED FOR THE CURRENT DISTRIBUTION :   LIBOR - 1 MONTH   5.33000

RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2006-HSA5
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

COLLATERAL SUMMARY

POOL/GROUP	MASTER SERVICER FEE AMOUNT	SUBSERVICER FEE AMOUNT	WEIGHTED AVERAGE GROSS RATE	WEIGHTED AVERAGE NET RATE	WEIGHTED AVERAGE REMAINING AMORTIZATION TERM	WEIGHTED AVERAGE MONTHS TO MATURITY	WEIGHTED AVERAGE REMAINING DRAW MONTHS	PERCENTAGE OF DELINQUENT LOANS	ADDITIONAL DRAW AMOUNTS
POOL -70003	19,612.06	122,575.24	9.84666443 %	10.15740492 %	0.00	275.09	132.86	2.4804073 %	2,983,142.20
DEAL TOTALS	19,612.06	122,575.24						2.4804073 %	2,983,142.20

POOL/GROUP	BEGINNING OF PERIOD COUNT	BEGINNING OF PERIOD AMOUNT	PAYOFFS COUNT	PAYOFFS AMOUNT	REPURCHASES COUNT	REPURCHASES AMOUNT	LIQUIDATIONS COUNT	LIQUIDATIONS AMOUNT	END OF PERIOD COUNT	END OF PERIOD AMOUNT	
POOL (70003)	0	294,177,688.58	98	6,221,715.93	0	0.00	0	0.00	5,030	285,858,745.33	
DEAL TOTALS	0	294,177,688.58	98	6,221,715.93	0	0.00	0	0.00	5,030	285,858,745.33	

DELINQUENCY SUMMARY

POOL/GROUP	CURRENT COUNT	CURRENT AMOUNT	30-59 DAYS COUNT	30-59 DAYS AMOUNT	60-89 DAYS COUNT	60-89 DAYS AMOUNT	90-119 DAYS COUNT	90-119 DAYS AMOUNT	120-149 DAYS COUNT	120-149 DAYS AMOUNT	150-179 DAYS COUNT	150-179 DAYS AMOUNT
POOL (70003)	4,938	278,757,304.13	91	7,090,461.20	0	0.00	0	0.00	0	0.00	0	0.00
DEAL TOTALS	4,938	278,757,304.13	91	7,090,461.20	0	0.00	0	0.00	0	0.00	0	0.00

POOL/GROUP	180+ DAYS COUNT	180+ DAYS AMOUNT	FORECLOSURE COUNT	FORECLOSURE AMOUNT	REO LOANS COUNT	REO LOANS AMOUNT	PAID OFF COUNT	PAID OFF AMOUNT	REPURCHASED COUNT	REPURCHASED AMOUNT	LIQUIDATED COUNT	LIQUIDATED AMOUNT
POOL (70003)	0	0.00	0	0.00	0	0.00	98	6,221,715.93	0	0.00	0	0.00
DEAL TOTALS	0	0.00	0	0.00	0	0.00	98	6,221,715.93	0	0.00	0	0.00

Delinquency information appearing on this statement has been derived using the OTS method.

RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2006-HSA5
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

COLLECTIONS SUMMARY

		POOL (70003)	DEAL TOTALS
(1)	INTEREST COLLECTIONS	2,057,885.39	2,057,885.39
(2)	PRINCIPAL COLLECTIONS	11,302,085.45	11,302,085.45
(3)	ADDITIONAL BALANCE	2,983,142.20	2,983,142.20
(4)	NET PRINCIPAL COLLECTIONS	8,318,943.25	8,318,943.25
(5)	ADJUSTMENT AMOUNT	0.00	0.00
(6)	INSURED PAYMENT AMOUNT	0.00	0.00
(7)	TOTAL COLLECTIONS AMOUNT	10,376,828.64	10,376,828.64

ALLOCATION OF PAYMENTS

		POOL (70003)	DEAL TOTALS
(1)	TOTAL COLLECTIONS	10,376,828.64	10,376,828.64
(2)	INTEREST DISTRIBUTION AMOUNT	1,212,895.92	1,212,895.92
(3)	PRINCIPAL COLLECTION DISTRIBUTION AMOUNT	8,318,943.25	8,318,943.25
(4)	LIQUIDATION LOSS DISTRIBUTION AMOUNT	0.00	0.00
(5)	CREDIT ENHANCEMENT PREMIUM AMOUNT	27,717.00	27,717.00
(6)	CREDIT ENHANCEMENT REIMBURSEMENT AMOUNT	0.00	0.00
(7)	OVERCOLLATERALIZATION INCREASE AMOUNT	817,272.47	817,272.47
(8)	CREDIT ENHANCEMENT - OTHER AMOUNTS OWED	0.00	0.00
(9)	PREPAYMENT INTEREST SHORTFALL	0.00	0.00
(10)	BASIS RISK/NET WAC SHORTFALL	0.00	0.00
(11)	SERVICEMEMBERS CIVIL RELIEF ACT SHORTFALL	0.00	0.00
(12)	REMAINING AMOUNT TO SB CERTIFICATES	0.00	0.00

PREPAYMENT FEE SUMMARY

		POOL (70003)	DEAL TOTALS
(1)	PREPAYMENT FEE COLLECTED	0.00	0.00
(2)	PREPAYMENT FEE PAID TO SB CERTIFICATES	0.00	0.00

LIQUIDATION LOSS SUMMARY

CURRENT PERIOD REALIZED LOSSES		DEEMED LIQUIDATIONS	CHARGE-OFFS	BANKRUPTCY	TOTAL LIQUIDATIONS
	(1) LOSS COUNT	0	0	0	0
POOL (70003)	(2) BEGINNING AGGREGATE ACTUAL BALANCE	0.00	0.00	0.00	0.00
	(3) REALIZED LOSS AMOUNT	0.00	0.00	0.00	0.00
	(1) LOSS COUNT	0	0	0	0
DEAL TOTAL	(2) BEGINNING AGGREGATE ACTUAL BALANCE	0.00	0.00	0.00	0.00
	(3) REALIZED LOSS AMOUNT	0.00	0.00	0.00	0.00

CUMULATIVE REALIZED LOSSES		DEEMED LIQUIDATIONS	CHARGE-OFFS	BANKRUPTCY	TOTAL LIQUIDATIONS
	(1) LOSS COUNT	0	0	0	0
POOL (70003)	(2) TOTAL REALIZED LOSS	0.00	0.00	0.00	0.00
	(1) LOSS COUNT	0	0	0	0
DEAL TOTAL	(2) TOTAL REALIZED LOSS	0.00	0.00	0.00	0.00

SUBSEQUENT RECOVERIES		CURRENT PERIOD	CUMULATIVE		
	(1) SUBSEQUENT RECOVERIES COUNT	0	0		
POOL (70003)	(2) SUBSEQUENT PRINCIPAL RECOVERIES	0.00	0.00		
	(3) NET LOSS	0.00	0.00		
	(4) NET LOSS %	0.000000 %	0.000000 %		
	(1) SUBSEQUENT RECOVERIES COUNT	0	0		
DEAL TOTAL	(2) SUBSEQUENT PRINCIPAL RECOVERIES	0.00	0.00		
	(3) NET LOSS	0.00	0.00		
	(4) NET LOSS %	0.000000 %	0.000000 %		

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                                                      PERFORMANCE TRIGGER SUMMARY
_____

POOL/GROUP	TRIGGER TEST NAME	TRIGGER TEST DESCRIPTION	TRIGGER TEST RESULT
POOL (70003)	Stepdown Date - Clause (x)	Payment Date >= 4/25/2009	Fail
POOL (70003)	Stepdown Date - Clause (y)	Pool Balance < 50% of Cut-Off Balance	Fail
POOL (70003)	Stepdown Date	Later to occur of Clause (x) and Clause (y)	Stepdown Date has not occurred
POOL (70003)	Trigger Event (i)	Agg. Liq. Loss Amt > 2.00% plus 1/6 of 1.50% * Cut-off Date Bal	Trigger not in effect
POOL (70003)	Trigger Event (ii)	Agg. Liq. Loss Amt > 3.50% plus 1/12 of 2.00% * Cut-off Date Bal	Trigger not in effect
POOL (70003)	Trigger Event (iii)	Agg. Liq. Loss Amt > 5.50% plus 1/12 of 1.25% * Cut-off Date Bal	Trigger not in effect
POOL (70003)	Trigger Event (iv)	Agg. Liq. Loss Amt > 6.75% plus 1/12 of 0.75% * Cut-off Date Bal	Trigger not in effect
POOL (70003)	Trigger Event (v)	Agg. Liq. Loss Amt > 7.50% * Cut-off Date Balance	Trigger not in effect
POOL (70003)	Trigger Event (iv)	Rolling Three Month Delinquency Percentage >= 3.50%	Trigger not in effect

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RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2006-HSA5
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

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OVERCOLLATERALIZATION SUMMARY

PRIOR REQUIRED OVERCOLLATERALIZATION AMOUNT	BEGINNING OVERCOLLATERALIZATION/ UNDERCOLLATERALIZATION AMOUNT	OVERCOLLATERALIZATION INCREASE AMOUNT	OVERCOLLATERALIZATION REDUCTION AMOUNT	ENDING OVERCOLLATERALIZATION/ UNDERCOLLATERALIZATION AMOUNT	CURRENT REQUIRED OVERCOLLATERALIZATION AMOUNT
0.00	0.00	817,272.47	0.00	0.00	4,265,576.48
DEAL TOTALS 0.00	0.00	817,272.47	0.00	0.00	4,265,576.48

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CREDIT ENHANCEMENT SUMMARY

POOL/GROUP	CREDIT ENHANCER	CREDIT ENHANCEMENT PREMIUM AMOUNT	CREDIT ENHANCEMENT DRAW AMOUNT	CREDIT ENHANCEMENT REIMBURSEMENT AMOUNT	CREDIT ENHANCEMENT UNREIMBURSED AMOUNT
POOL (70003)	MBIA Insurance Corporation	27,717.00	0.00	0.00	0.00
DEAL TOTALS		27,717.00	0.00	0.00	0.00

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RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2006-HSA5
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

REPURCHASE SUMMARY

POOL/GROUP	BREACH OF REPS AND WARRANTIES		OPTIONAL REPURCHASE OF DEFAULTED LOANS		SELLER SERVICER REPURCHASES		TOTAL	
	COUNT	AMOUNT	COUNT	AMOUNT	COUNT	AMOUNT	COUNT	AMOUNT
POOL (70003)	0	0.00	0	0.00	0	0.00	0	0.00
DEAL TOTALS	0	0.00	0	0.00	0	0.00	0	0.00

MISCELLANEOUS INFORMATION SUMMARY

	CURRENT PERIOD SERVICE MEMBERS CIVIL RELIEF ACT INTEREST SHORTFALL	CURRENT PERIOD LOAN MODIFICATION RATE REDUCTION INTEREST SHORTFALL	CURRENT YEAR LIEN RELEASE LOAN COUNT	CURRENT YEAR LIEN RELEASE LOAN AMOUNT	CUMULATIVE LIEN RELEASE LOAN COUNT	CUMULATIVE LIEN RELEASE LOAN AMOUNT
POOL (70003)	0.00	0.00	0	0.00	0	0.00
DEAL TOTALS	0.00	0.00	0	0.00	0	0.00

	LIEN RELEASE OUTSTANDING PRINCIPAL AMOUNT AS A PERCENTAGE OF POOL BALANCE	CURRENT PERIOD ADVANCES OUTSTANDING	CURRENT PERIOD ADVANCES REIMBURSED
POOL (70003)	0.00000	0.00	0.00
DEAL TOTALS	0.00000	0.00	0.00

Notes:
The servicer may in its reasonable discretion make advances to pay off a first lien mortgage so that upon the servicer's foreclosure of the second mortgage,
the property will be acquired free and clear of the first lien. When the sale of the acquired property is completed, such advances will be reimbursed from the
sales proceeds.
As of October 2, 2006, the Bank of New York became the Trustee on all transactions on which JP Morgan Chase Bank was the Trustee.
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